Thermo Electron to Take Spectra-Physics Private

WALTHAM, Mass., August 21, 2001 - Thermo Electron Corporation (NYSE:TMO) announced today that it plans to take its Spectra-Physics Inc. (NASDAQ:SPLI) subsidiary private at a cash price of $20.00 per share. Thermo Electron expects to initiate a cash tender offer by the end of September 2001, for any and all outstanding shares of Spectra-Physics common stock held by minority shareholders.

      "When we first embarked upon our major reorganization plan in early 2000, we said that our ultimate goal was to become one integrated operating company," said Richard F. Syron, chairman and chief executive officer of Thermo Electron. "Spectra-Physics is our last remaining publicly traded subsidiary. Once the proposed transaction is successfully completed, we intend to integrate its operations fully into our Optical Technologies sector to take better advantage of synergies between Spectra-Physics and other Thermo business units serving similar markets."

      As of July 31, 2001, Thermo Electron owned approximately 80 percent of Spectra-Physics common stock. The goal of the tender offer is to bring Thermo Electron's equity ownership in Spectra-Physics to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Spectra-Physics common stock through a subsequent "short-form" merger, the timing of which will be announced at a later date. It is our current intention that shareholders who do not participate in the tender offer would also receive $20 in cash for their Spectra-Physics shares in the short-form merger.

      The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings. The short-form merger would not require Spectra-Physics board or shareholder approval.

      Thermo Electron Corporation is a global leader in providing technology-based instruments, components, and systems that offer total solutions for markets ranging from life sciences to telecommunications to food, drug, and beverage production. The company's powerful technologies help researchers sift through data to make discoveries that will fight disease or prolong life. They allow manufacturers to fabricate ever-smaller components required to increase the speed and quality of communications. And they automatically monitor and control online production to ensure that critical quality standards are met safely and efficiently. Thermo Electron, based in Waltham, Massachusetts, reported $2.3 billion in revenues in 2000 and employs approximately 13,000 people worldwide. For more information on Thermo Electron, visit http://www.thermo.com.

Other Important Information:

The tender offer described in this announcement for the outstanding shares of Spectra-Physics common stock has not yet commenced. As soon as the tender offer commences, we will file a tender offer statement with the Securities and Exchange Commission. You should read the tender offer statement when it becomes available because it will contain important information about the tender offer. You can obtain a



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tender offer statement, and other documents that are filed with the Securities and Exchange Commission, for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us, we will send you these documents for free when they are available:

- Tender offer statement (except for exhibits)
- Offer to purchase
- Letter of transmittal
- Notice of guaranteed delivery

You can call us at (781) 622-1111, or write to us at:

Investor Relations Department
Thermo Electron Corporation
81 Wyman Street, P.O. Box 9046
Waltham, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000. These include risks and uncertainties relating to: integration of the company's instrument businesses, the ability to improve internal growth, liquidity and prospective performance of the subsidiaries to be spun off, the company's guarantee of obligations of one of the subsidiaries to be spun off, the effect of exchange rate fluctuations on international operations, potential impairment of goodwill, the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, the effect of changes in governmental regulations, and dependence on customers' capital spending policies and government funding policies.

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